February 1, 2006

VIA EDGAR

Mr. William Choi

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re :	O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 15, 2005

File No. 0-21318

Dear Mr. Choi,

We have noted your additional comment regarding our response to the comments set forth in your letter dated December 15, 2005 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. This letter provides the response of O’Reilly Automotive, Inc. (the “Company”) to this additional comment. For your convenience, the response follows the sequentially numbered comment copied in bold from your letter of January 19, 2006.

2004 Annual Report to Shareholders

Leases, page 55

1.

We have reviewed your response to comment 3 in our letter dated December 15, 2005. As previously requested, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods of fiscal years 2002, 2003, and 2004 that supports your conclusion that the lease error adjustments are not material to your historical quarterly financial statements. In your response, please provide a table showing the previously reported and “as adjusted” amounts.

Response:

As requested, the Company is providing a table to show the effects on net income and diluted net income per common share of the adjustment for the quarterly periods of fiscal years 2002, 2003, and 2004 as if the adjustment had been retroactively applied rather than recorded in full in the 4th quarter of 2004. This table supports the Company’s quantitative assessment that the effect of the correction would not be material to any of the Company’s historical quarterly financial statements.

				NI per Common Share -
	Net Income (in millions)			Assuming Dilution
		If	Adjustment		If	Adjustment
	As	Retroactively	as a % of	As	Retroactively	as a % of
	Reported (1)	Adjusted	Net Income	Reported (1)	Adjusted	Net Income
Quarter Ended:
March 31, 2002	$ 16.6	$ 16.4	(1.2%)	$ 0.31	$ 0.31	--%
June 30, 2002	22.6	22.3	(1.3%)	0.42	0.42	--%
September 30, 2002	24.1	23.8	(1.2%)	0.45	0.44	(2.2%	)
December 31, 2002	18.7	18.4	(1.6%)	0.35	0.34	(2.9%	)
Fiscal Year 2002	$ 82.0	$ 80.9	(1.3%)	$ 1.53	$ 1.51	(1.3%	)

Quarter Ended:
March 31, 2003	$ 19.7	$ 19.4	(1.5%)	$ 0.37	$ 0.36	(2.7%	)
June 30, 2003	26.9	26.5	(1.5%)	0.50	0.49	(2.0%	)
September 30, 2003	29.6	29.3	(1.0%)	0.54	0.53	(1.9%	)
December 31, 2003	23.9	23.6	(1.3%)	0.43	0.43	--%
Fiscal Year 2003	$ 100.1	$ 98.8	(1.3%)	$ 1.84	$ 1.81	(1.6%	)

Quarter Ended:
March 31, 2004 (2)	$ 49.2	$ 48.7	(1.0%)	$ 0.88	$ 0.88	--%
June 30, 2004	33.7	33.2	(1.5%)	0.61	0.60	(1.6%	)
September 30, 2004	34.7	34.1	(1.7%)	0.62	0.61	(1.6%	)
December 31, 2004 (3)	22.0	27.9	26.8%	0.39	0.50	28.2%
Fiscal Year 2004	$ 139.6	$ 143.9	3.1%	$ 2.51	$ 2.58	2.8%

(1) In the Company’s 2004 Form 10-K, quarterly results for the first three quarters of 2004 were restated to reflect the change in the
Company’s method of applying its LIFO accounting policy for inventory costs. The “As Reported” balances shown above reflect the restatement filed with the 2004 Form 10-K.
(2) The “As Reported” amounts for net income in the first quarter of 2004 include the cumulative effect of accounting change of $21.9 million, net of tax. First quarter 2004 income as reported and before the cumulative effect of accounting change totaled $27.3 million.
Reported diluted net income per common share before the cumulative effect of accounting change totaled $0.49 per share. If the error correction adjustment had been retroactively applied to prior periods, net income before the cumulative effect of the accounting change for the first quarter of 2004 would have been $26.8 million or $0.48 per diluted common share.
(3) The “As Reported” amounts for net income and diluted net income per common share in the fourth quarter of 2004 include the $6.5 million cumulative adjustment of the error correction. The “If Retroactively Adjusted” amounts for net income and net income per common share for the fourth quarter of 2004 exclude the $6.5 million cumulative adjustment, which represents 29.5% and 30.8% of net income as reported and net income per common share as reported, respectively. The “If Retroactively Adjusted” amounts for the fourth quarter of 2004 include an adjustment of $0.6 million that would relate to that period if the error correction adjustment had been retroactively applied to all periods.

The Company applied the guidance outlined in paragraph 29 of Accounting Principles Board Opinion 28 (APB 28) in its analysis of the materiality of the adjustment for the error correction in the 4th quarter of 2004. The $6.5 cumulative adjustment made in the fourth quarter of 2004 represented 4.7% of net income reported for fiscal year 2004. In accordance with APB 28, the Company concluded that this adjustment was not material to income of the full year of 2004 or to the Company’s trend of earnings and that the correction of the error should be recorded in the fourth quarter.

As noted in our letter of response filed on December 20, 2005, the Company conducted a qualitative assessment of the materiality of the error correction in accordance with SAB 99 to determine the likelihood that the item would impact the judgment of a reasonable user of the Company’s financial statements. In conducting this qualitative assessment, the Company considered the impact of the error correction on a reasonable user of any given quarterly or annual financial statement. The Company’s evaluation indicated that the lease accounting error, due to its relative insignificance during the time period in which the improper accounting was applied, did not mask a change in earnings or trends in earnings for any of the quarterly periods of fiscal years 2002, 2003, and 2004. The Company also determined that the misstatement did not hide a failure to meet analysts’ expectations for any of the quarterly periods of fiscal years 2002, 2003, and 2004. The Company’s review noted that the accounting error would not have affected its compliance with regulatory requirements or loan covenants, nor would it have affected management’s compensation.

The Company also noted that its misapplication of lease accounting and subsequent correction was consistent with practices prevalent among numerous other registrants with operations similar to the Company’s. While these circumstances certainly did not provide justification for the continued application of the improper lease accounting method, they do indicate that the misstatement did not reflect concealment by management of an unlawful transaction or an intentional effort to manipulate earnings. In conducting its evaluation, the Company did not anticipate that the market would have a significant adverse reaction to the announcement of the error correction. Finally, the error correction did not impact the general business trends of the Company, which have been robust, and the Company concluded that the misstatement would not have influenced the judgment of a reasonable person in prior quarterly periods.

If you have any additional questions, please do not hesitate to contact me at 417-874-7165.

Sincerely,

James R. Batten

Executive Vice President of Finance and

Chief Financial Officer